June 9, 2005

Mr. Paul Cline
Senior Accountant
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SouthFirst Bancshares, Inc. Form 10-KSB/A Filed January 7, 2005 File No. 001-13640

Dear Mr. Cline,

Our law firm serves as general counsel to SouthFirst Bancshares, Inc. (the “Company”). This letter is in response to your May 20, 2005, letter to the Company requesting supplemental information on the provision for loan losses disclosed on page 25 of the Company’s Form 10-KSB/A filed January 7, 2005, for the acquisition and development loan made by SouthFirst Mortgage, Inc. (“SouthFirst Mortgage”), a wholly owned subsidiary of First Federal of the South (“First Federal”), which is in turn a wholly owned subsidiary of the Company. First Federal is a federally chartered savings association subject to the regulatory oversight of the United States Office of Thrift Supervision (the “OTS”).

Set forth below is a narrative history of the status of the above mentioned loan and the provision for loan losses reserved by the Company in connection therewith.

1.	On or about September 1, 2001, SouthFirst Mortgage was approached by Bill Cleckley Construction, Inc., an Alabama corporation (the “Borrower”), to make a business loan (the “Loan”) in the original principal amount of $2,250,000.00 to be used to purchase approximately 48.36 acres in Columbiana, Shelby County, Alabama (the “Property”). The general intent of the Borrower was to develop approximately 130 residential lots for resale and construction on 36 acres and sell the remaining 12 acres to retail businesses. At that time, the Borrower had been a customer of SouthFirst Mortgage for approximately 1 1/2 years.

2.	On October 3, 2001, management obtained an independent appraisal that indicated the Property had a fair market value of approximately $3,500,000 once developed as planned.

Law Offices and Mediation Centers
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Mr. Paul Cline
June 9, 2005

3.	On November 5, 2001, the Loan was closed by the execution of the following lending documents:

(a)	SouthFirst Mortgage, Inc. Loan Application

(b)	Promissory Note to SouthFirst Mortgage, Inc. dated November 5, 2002, in the principal amount of $2,250,000.00 (the “Promissory Note”).

(c)	Guaranty Agreement for a Specific Loan As Security for a Loan from SouthFirst Mortgage, Inc. (the “Guaranty”), personally executed by the President of Borrower, William M. Cleckley, in his individual capacity.

(d)	Real Estate Mortgage to Secure Loan from SouthFirst Mortgage executed by Borrower.

(e)	Acquisition and Development Loan Agreement (the “Development Agreement”) executed by Borrower.

(f)	U.S. Department of Housing and Urban Development Settlement Statement

(g)	Corporate Resolution Authorizing Borrowings of Borrower.

4.	The initial disbursement of funds to acquire the Property occurred on November 9, 2001 in the amount of $554,824.31. Further disbursements and payments of interest thereon were made on approximately a monthly basis as reflected on the attached Disbursement of Funds and Payment History through December 22, 2003.

5.	For the quarter ending September 30, 2002, the Loan had an outstanding balance of $1,357,883 and did not have an asset classification or reserve percentage at that time.

6.	In December 2002, it became apparent to the Company that the Borrower was not developing the Property in a timely manner as required under the Development Agreement. The Promissory Note only required monthly interest payments during the preceding period, and the Borrower had thus far timely made all required payments on the Loan.

7.	For the quarter ending December 31, 2002, the Company, in conjunction with OTS examiners, determined that because the performance of the Borrower as it related to the completion of the project was becoming questionable, it was necessary to classify the then outstanding Loan balance as substandard and set up a ten (10%) percent loan loss allowance, resulting in a total reserve amount on the Loan of $160,106. The

Mr. Paul Cline
June 9, 2005

classification of the Loan and the analysis of allowance for loan loss on a quarter-by-quarter basis is set forth below.

	Loan	Accrued	Total	Asset	Reserve	Reserve
Quarter	Balance	Interest	Classified	Classification	Percentage	Amount
9/30/2002	$1,357,883	$0	$0	None	N/A	$—

12/31/2002	1,587,249	13,808	1,601,057	Substandard	10.00%	160,106

3/31/2003	1,622,148	7,210	1,629,358	Substandard	10.00%	162,936

6/30/2003	1,706,849	7,309	1,714,158	Substandard	10.00%	171,416

9/30/2003	1,789,009	7,325	1,796,334	Specific	29.23%	525,000

12/31/2003	1,939,535	15,936	1,955,471	Specific	26.80%	525,000

3/31/2004	500,000	—	500,000	Substandard	10.00%	50,000

6/30/2004	500,000	—	500,000	Substandard	15.00%	75,000

9/30/2004	500,000	—	500,000	Substandard	15.00%	75,000

12/31/2004	500,000	—	500,000	Substandard	15.00%	75,000

3/31/2005	500,000	—	500,000	Substandard	15.00%	75,000

8.	On or about September 29, 2003, management obtained a new independent appraisal that indicated the Property would have a value of approximately $2,460,000 once developed as planned.

9.	As of September 30, 2003, the Company had reserved approximately $525,000 on the Loan, or 29.23% of the outstanding balance, and moved the Loan to non-accrual status.

10.	Subsequent to September 30, 2003, the Board of Directors of First Federal made the decision to declare the Promissory Note due and payable in full, and the Borrower was notified that if it did not satisfy the Promissory Note, First Federal would take further action to remedy the issue as it related to this Loan.

11.	On or about December 1, 2003, our law firm was asked to contact the Borrower and pursue collection efforts. It was discovered during the collection process that the Guaranty had been completed in such a manner that the maximum liability of the

Mr. Paul Cline
June 9, 2005

guarantor under the Guaranty was stated to be $0.00, making further collection efforts against the guarantor impossible.

12.	In January 2004, First Federal was able to obtain a Deed in Lieu of Foreclosure for the Property following negotiations with the Borrower. At the date of foreclosure, the Loan had a disbursed amount of approximately $1,948,000, with previously recognized allowances of approximately $525,000, for a net recorded investment of approximately $1,423,000.

13.	Shortly after obtaining legal title to the Property, the Company was forced to capitalize an additional $96,421 to the balance to record foreclosure costs and to correct certain drainage problems on the Property that had threatened to lead to legal issues with state and local authorities, and surrounding landowners, of which management was unaware of prior to obtaining legal title to the Property.

14.	On March 19, 2004, management obtained another independent appraisal that indicated that the Property had an “as is” value of $1,715,000 as of that date and would likely have a value of $2,667,000 as of May 1, 2006, assuming the project was developed as planned. However, the appraisal projected a cost to complete the project of $1,923,000, which would result in a projected loss of approximately $1,292,456, or an additional $767,456 over the then present specific reserve of $525,000.

15.	During the regular OTS examination of the Company in March of 2004, the OTS took exception with certain assumptions made by the most recent appraiser to arrive at the current “as is” value of the land. The OTS examiner physically inspected the Property and determined that the preparation work that had been previously performed did not add significant value to the Property and that the site was ill suited for further residential and commercial development as planned. Accordingly, the OTS examiner independently concluded that the Property was likely worth approximately $10,000 to $10,500 per acre, or about $500,000. The Board of First Federal and management conducted their own investigation and decided not to take exception to the OTS examiners’ analysis or valuation of the Property and, effective March 31, 2004, wrote the asset down to $500,000 and established an additional reserve of $25,000 to cover erosion damage costs.

16.	As of June, 2004, the Board of Directors of First Federal elected to increase the percentage of loans classified as substandard from 10% to 15% of the outstanding balance. This percentage change increased the allowance on this Loan from $50,000 to $75,000. No changes have been made in the loan balance, asset classification, reserve percentage or reserve amount since that time.

Mr. Paul Cline
June 9, 2005

17.	At the current time management does not believe that there will be any further loss on the loan. Management believes that the Company could easily sell the Property for at least $500,000, which is the amount currently recorded on the Company’s books for the Property. The Company has listed the Property with a local real estate agent and is currently asking $950,000 for the Property. Since listing the Property for sale, the Company has entered into three separate sales contracts but thus far has not been successful in selling the Property.

I have reviewed the contents of this letter response with Sandra H. Stephens, Interim Chief Executive Officer of the Company, and Janice Browning, Controller and Treasurer of the Company, who have acknowledged to me that as officers of the Company: (i) they have reviewed this letter response on behalf of the Company, (ii) the Company is responsible for the adequacy and accuracy of the disclosures made in this letter, (iii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iv) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me.

Sincerely yours,

/s/ Peter J. Hardin

Peter J. Hardin
FOR THE FIRM

PJH/pjh

Sandra H. Stephens, SouthFirst Bancshares, Inc.
Janice Browning, SouthFirst Bancshares, Inc.
Richard E. Kirkpatrick, Jones & Kirkpatrick, P.C.
James S. Williams, Sirote & Permutt, P.C.

Bill Cleckley Construction Company, Inc.
Disbursements and Payment History

Date	Amount	Description
11/9/2001	554,824.31	Disbursement

12/19/2001	35,000.00	Disbursement

1/7/2002	1,500.00	Disbursement

1/14/2002	6,000.00	Disbursement

1/25/2002	10,500.00	Disbursement

1/31/2002	86,000.00	Disbursement

1/30/2002	4,833.29	Interest Paid

2/6/2002	31.00	Disbursement

2/28/2002	2,914.94	Interest Paid

3/4/2002	20,000.00	Disbursement

3/21/2002	13,000.00	Disbursement

3/28/2002	3,100.00	Disbursement

3/28/2002	3,074.09	Interest Paid

4/5/2002	18,000.00	Disbursement

4/19/2002	20,000.00	Disbursement

4/25/2002	15,000.00	Disbursement

4/30/2002	3,501.19	Interest Paid

5/10/2002	27,000.00	Disbursement

5/24/2002	45,000.00	Disbursement

5/31/2002	3,500.00	Disbursement

5/26/2002	3,575.50	Interest Paid

6/11/2002	50,000.00	Disbursement

6/19/2002	2,000.00	Disbursement

6/25/2002	67,000.00	Disbursement

6/28/2002	3,973.90	Interest Paid

7/5/2002	34,000.00	Disbursement

7/17/2002	25,000.00	Disbursement

7/24/2002	42,000.00	Disbursement

Bill Cleckley Construction Company, Inc.
Disbursements and Payment History

Date	Amount	Description
7/26/2002	12,500.00	Disbursement

7/25/2002	4,287.27	Interest Paid

8/5/2002	55,000.00	Disbursement

8/16/2002	65,000.00	Disbursement

8/29/2002	5,041.91	Interest Paid

9/6/2002	50,000.00	Disbursement

9/17/2002	60,000.00	Disbursement

9/18/2002	5,725.52	Interest Paid

10/2/2002	22,000.00	Disbursement

10/21/2002	44,000.00	Disbursement

10/25/2002	6,052.25	Interest Paid

10/28/2002	52,000.00	Disbursement

10/29/2002	3,500.00	Disbursement

11/8/2002	25,000.00	Disbursement

11/21/2002	33,000.00	Disbursement

11/26/2002	7,000.00	Disbursement

11/26/2002	6,631.19	Interest Paid

12/10/2002	45,000.00	Disbursement

12/28/2002	28,500.00	Disbursement

1/22/2003	6,000.00	Disbursement

1/23/2003	13,900.00	Disbursement

1/23/2003	13,806.97	Interest Paid

2/11/2003	7,700.00	Disbursement

2/26/2003	7,076.07	Interest Paid

2/27/2003	7,000.00	Disbursement

3/21/2003	500.00	Disbursement

3/27/2003	6,500.00	Disbursement

Bill Cleckley Construction Company, Inc.
Disbursements and Payment History

Date	Amount	Description
3/27/2003	6,465.00	Interest Paid

4/3/2003	3,300.00	Disbursement

5/1/2003	7,100.00	Disbursement

4/30/2003	7,012.97	Interest Paid

5/30/2003	7,000.00	Disbursement

5/30/2003	7,012.97	Interest Paid

6/2/2003	55,000.00	Disbursement

6/16/2003	5,000.00	Disbursement

6/26/2003	7,300.00	Disbursement

6/26/2003	7,279.38	Interest Paid

7/23/2003	55,000.00	Disbursement

7/31/2003	7,320.00	Disbursement

7/31/2003	7,320.36	Interest Paid

8/1/2003	5,000.00	Disbursement

8/29/2003	7,304.85	Disbursement

8/22/2003	7,384.85	Interest Paid

9/29/2003	7,535.14	Disbursement

9/29/2003	7,535.14	Interest Paid

10/22/2003	3,500.00	Disbursement

10/31/2003	7,324.13	Disbursement

10/31/2003	7,324.13	Interest Paid

11/13/2003	125,000.00	Disbursement

11/13/2003	5,067.50	Disbursement

11/26/2003	7,602.99	Disbursement

11/30/2003	7,602.99	Interest Paid

12/22/2003	2,031.28	Disbursement